Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-196950, 333-199646, 333-212658, 333-217131, 333-221124, 333-230963 and 333-266194) on Form S-3 and (Nos. 333-110585, 333-135814, 333-199648 and 333-221781) on Form S-8 and No. 333-269226 on Form S-1 of RiceBran Technologies of our report dated March 16, 2023, relating to the consolidated financial statements of RiceBran Technologies appearing in the Annual Report on Form 10-K of RiceBran Technologies for the year ended December 31, 2023.

As discussed in Note 3 to the consolidated financial statements, the 2022 consolidated financial statements and disclosures have been restated to retrospectively apply discontinued operations. We have not audited the adjustments to the 2022 consolidated financial statements to retrospectively apply discontinued operations, as described in Note 3.

/s/ RSM US LLP

Houston, Texas

March 29, 2024